LAW OFFICES OF GARY L. BLUM

3278 WILSHIRE BOULEVARD

SUITE 603

LOS ANGELES, CALIFORNIA 90010

GARY L. BLUM EMAIL: gblum@gblumlaw.com	TELEPHONE: (213) 381-7450 FACSIMILE: (213) 384-1035

October 18, 2018

Ms. Sonia Bednarowski

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Re:	TraqIQ, Inc.
Offering Statement on Form 1-A filed June 7, 2018
File No. 024-10849

Dear Ms. Bednarowski:

Enclosed is the Preliminary Information Statement on Schedule 14A, Amendment No.1. The changes are made in response to the above comment letter dated July 3, 2018. The paragraph numbers below correspond to the numbered comments in your comment letter.

Registration Statement on Form 1-A

General

1.	Your offering as currently structured is ineligible to be conducted pursuant to Regulation A because the portion of the aggregate offering price attributable to the securities of the selling security holders exceeds the limitation in Rule 251(a)(3) of Regulation A. Please revise your offering so that the portion of the offering price attributable to the securities of the selling securityholders does not exceed 30% of the aggregate offering price.

Response: Revised to increase the offering size so that portion of the offering price attributable to the securities of the selling securityholders does not exceed 30% of the aggregate offering price.

2.	Please revise to include the signatures required by Rule 252(c) of Regulation A.

Response: Revised so the signatures are in accordance with Rule 252(c) of Regulation A.

3.	We note your disclosure on the cover page that "the Company currently intends to complete one closing of this Offering" but that you "reserve to undertake one or more closings on a rolling basis." You also state that "if there are no closings or upon termination of this Offering without any corresponding closing, investments for this Offering will be promptly returned to investors . . . .” We further note your statement on page 40 that “No funds will be placed in an escrow account during the offering period and no funds will be returned, once an investor’s subscription agreement has been accepted by us or by the Selling Security Holders.” Discuss the circumstances under which a closing may not occur.

Response: Revised to reflect that the Company will accept subscriptions without any minimum or multiple closings or escrow.

Ms. Sonia Bednarowski

October 18, 2018

Offering Circular Summary

The Offering, page 9

4.	Your statement that your selling security holders will sell their shares at a fixed price for the duration of the offering conflicts with your statement on page 9 that "[t]his is a fixed price at which the Selling Security Holders may sell their shares until [y]our common stock is quoted on the OTC Markets, at which time the shares may be sold at prevailing market prices or privately negotiated prices." Please revise to clarify here and on page 45, if true, that the selling security holders will sell their shares pursuant to your Regulation A offering at a fixed price. At the market offerings are not permitted under Regulation A. Refer to Rule 251(d)(3)(ii) of Regulation A. In addition, your disclosure on page 9 regarding the offering period and the termination of the offering conflicts with your disclosure on the cover page. Revise for consistency..

Response: Revised to reflect that the selling security holders will sell their shares pursuant to our Regulation A offering at a fixed price. Also, revised to eliminate any conflicting disclosures on page 9 versus the cover page.

Risks Factors

The concentration of our capital stock ownership with insiders will likely limit your ability to influence corporate matters, page 17

5.	Please expand to disclose the information found on page 36, that Mr. Sikka is entitled to 50,000 votes of common stock for each share of Series A Preferred Stock, thereby effectively giving him, in addition to his 15,154,384 common share votes, an additional 2,500,000,000 common share votes. Compare this voting power with the number of shares of common stock to be outstanding after this offering that will not be held by Mr. Sikka. Provide similar disclosure in the risk factor on page 19 titled “Because insiders control our activities…”

Response: Revised to disclose that Mr. Sikka is entitled to 50,000 votes of common stock for each share of Series A Preferred Stock, thereby effectively giving him, in addition to his 15,154,384 common share votes, an additional 2,500,000,000 common share votes. Also, provided an additional disclosure in the risk factors on page 19.

Ms. Sonia Bednarowski

October 18, 2018

OmniM2M, Inc., page 28

6.	We note your disclosure on page 28 that OmniM2M"provides bundled solutions of hardware, software, connectivity, applications and analytics to address targeted problems in refrigeration, pest control and tank monitoring." Please revise this section to disclose whether OmniM2M manufactures its hardware and designs its software, and describe how the company markets and sells its products and services, including a description of the material terms in its sales contracts with clients. Similarly, we note your disclosure on page 29 that Ci2i Services, Inc. provides IT consulting solutions, predominately in the business intelligence and data analytics arenas. Include a discussion describing the types of "IT consulting solutions" the company provides, how the company markets its services and how the company sells its services. In addition, we note that Microsoft has traditionally accounted for approximately 90% of Ci2i Services, Inc.'s revenue. Provide a description of the material terms of your agreement with Microsoft and file the agreement as an exhibit to your Form 1-A or advise.

Response: Revised to disclose as follows:

OmniM2M

Hardware - In 2014 and 2015, OmniM2M designed and built its own hardware but commencing in 2016, it purchases it from various manufacturers. We may resume our own manufacturing in the future if sufficient funding is secured for such manufacturing.

Software – OmniM2M built a complete software solution based on the Microsoft Azure cloud platform. This cloud-based software solution has been in production since 2014. It is an extensible platform that can be used for multiple segments in addition to temperature monitoring, tank monitoring and pest control. Microsoft supported and provided funding and support for building this platform via the Biztalk plus program. 50 of the units were also deployed at Microsoft via their catering vendor.

OmniM2M markets its hardware and software through multiple channels – direct sales to companies like Compass Group/Microsoft, sales through partners like Verizon and ecommerce sales throughOmniM2M’s website. OmniM2M typically provides its bundled solution through subscriptions. Most transactions have a small upfront payment of $200-$400 per device followed by 12-24 month contracts of about $20/month per device.

Ms. Sonia Bednarowski

October 18, 2018

Ci2i Services

While Ci2i has had a significant reliance on Microsoft business throughout its history, we are focusing on becoming an Analytics services provider. These services will be offered and sold to OmniM2M customers who buy IoT products. Ci2i’s analytics solutions will help OmniM2M customer get additional value from the data that is generated by the IoT devices.

We provide the following consulting solutions:

● Internet of things: Development & deployment

● Helping Enterprise customer migrate to the cloud

● Analytics – IoT

We market Ci2i’s solutions directly to customers to via our sales team. We also partner with companies who bundle our services as part of their product solution.

Our agreement with Microsoft contains the following material terms:

● 5 year term commencing May 6, 2014

● Microsoft and Ci2i will enter into Statement of Work (“SOW”) for the IP or work product developed by us for them under the SOW, which includes Microsoft purchase orders, electronic statements of work transmitted by Microsoft or written agreements signed by authorized representatives of both parties.

● Each SOW will set forth the compensation that we will receive from Microsoft. We are responsible for all expenses unless otherwise agreed to in the SOW.

● Microsoft pays Ci2i net 10 days less a 2% discount on the invoiced amount; or net 60 days with no discount.

TransportIQ, page 30

7.	Please expand the description of your trucking business by disclosing the number of drivers you currently contract, the regions in which you operate as well as the types of goods that you haul. In addition, please add risk factors to your Risk Factors section that address the risks associated with a business in this industry.

Response: Revised to disclose as follows:

In our second quarter, we had up to 4 drivers working on long-haul assignments. The number of drivers varies as we have historically worked with owner operator truck drivers, which tend to move around. We now intend to move to a leased truck business model whereby we would hire drivers. We believe the long-haul trucking business continues to grow and we continue to see demand from our customers.

We are also evaluating whether to enter the “last mile” delivery business currently being offered by other companies. We believe there is significant potential for growth and profitability in this business segment.

Numerous risk factors were added to the Risk Factor Section that address the risk associated with a business in this industry.

Ms. Sonia Bednarowski

October 18, 2018

Business

Dependence on Customers, page 31

8.	Please explain your statement that “We have built customer relationships in the IIoT and data analytics with Tier 1 customers such as Chipotle, Microsoft, Disney, British Petroleum, SalesForce, Expedia and Tomahawk Live Trap.” Clarify whether you currently have contracts with or are deriving revenues from these entities.

Response: Revised to disclose as follows:

We have built customer relationships in the IIoT and data analytics with Tier 1 customers such as Microsoft, Disney, British Petroleum, and Tomahawk Live Trap.

Our subsidiaries have a favorable history of working with leading companies in the industry. For over 10 years, Ci2i has a consulting relationship with Microsoft. OmniM2M deployed its first solution with a British Petroleum venture firm at a wind farm in Auwahi, Hawaii. OMniM2M also deployed temperature monitoring solutions to Microsoft through their catering company called Compass group. We previously had an OEM agreement with Tomahawk Live Trap. The Live Trap team sold and deployed our solutions at Disney, University of Nebraska and others entities. For the six months ended June 30, 2018, we generated $161,568 in revenues from our customers.

Management

9.	We note your disclosure on page 8 that James Dubois became a director on April 15, 2018. Please disclose the information required by Item 11(k), (l) and (n) of Form S-1 regarding Mr. Dubois and revise throughout such as on pages 19, 30 and 33 to indicate, if true, that you have three directors. In addition, please update the statement on page 33 that “[o]ur directors’ terms of office expire on March 31, 2018” and the statement on page 34 that “none of our named executive officers received any grants of stock, option awards or other plan-based awards during the period ended December 31, 2016.”

Response: Revised to disclose the information required by Item 11(k), (l) and (n) of Form S-1 regarding Mr. Dubois and revised throughout such as on pages 19, 30 and 33 to indicate that we have three directors.

In addition, updated the statement on page 33 that “[o]ur directors’ terms of office expire on March 31, 2019” and revised to disclose the stock award Mr. Dubois will receive.

10.	We note that Lloyd Spencer, your vice president and secretary serves as president and CEO of a company that appears to operate in the trucking industry. Include a risk factor addressing the potential conflicts of interest that may arise with Mr. Spencer's role as CEO of Open Road Shipping, Inc. and your trucking business or tell us why such a risk factor is not necessary.

Ms. Sonia Bednarowski

October 18, 2018

Response: Revised to reflect the change in Mr. Spencer’s company’s business, which no longer is involved in the trucking industry. We added the following disclosure:

Lloyd Spencer, our Vice President, Secretary and Director is the President & CEO of CoroWare, Inc., fka Open Road Shipping, Inc. Open Road Shipping was a logistics and transportation company and Mr. Spencer’s activities with respect to it may have presented him with a potential conflict. However, on February 13, 2018, CoroWare announced that it was dramatically changing its strategic focus and is now focused on the natural resource sector through joint venture partnerships. Therefore, we do not believe any conflict of interest exists with respect to Mr. Spencer’s role in CoroWare.

We believe the foregoing changes have adequately addressed the SEC’s comments. If you have any question or require anything further, please feel free to call me at (213) 381-7450.

Sincerely yours,

LAW OFFICES OF GARY L. BLUM

		By:	/s/ Gary L. Blum

cc:	Ajay Sikka
Lloyd Spencer